MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone:  905-726-2462
Facsimile:  905-726-7164

BMW informs Magna of its intention to produce next generation BMW X3 in-house
    AURORA, ON, May 16, 2007 - Magna International Inc. (TSX: MG.A, MG.B;
NYSE: MGA) today reported that BMW AG has informed us of its intention to commence in-house assembly of the next generation BMW X3 in Spartanburg, South Carolina, following end of production of the current generation BMW X3 at our Graz, Austria facility. While end of production for the program is at the discretion of BMW, Magna Steyr currently expects BMW X3 production to end in 2010. We are currently a significant supplier to BMW's Spartanburg facility.
    We have been the sole production source of the BMW X3 since we began producing the vehicle in 2003. BMW X3 production represented approximately 45% of total vehicles assembled at Magna Steyr in 2006. We are in discussions with customers about future potential assembly opportunities for our Graz facility.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 235 manufacturing operations and 62 product development and engineering centres in 23 countries.

For further information: Louis Tonelli, Vice-President, Investor
Relations at (905) 726-7035

    FORWARD-LOOKING STATEMENTS
    --------------------------
    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, execution of definitive agreements, regulatory, court and shareholder approvals and satisfaction of closing conditions relating to the proposed transaction involving Magna, the Stronach Trust and Russian Machines, as well as the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal of our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.